Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of September, 2005
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: September 22, 2005

List of materials

Documents attached hereto:


i) Organizational Announcement and New Appointments


                                                            Sony Corporation
                                                            6-7-35 Kitashinagawa
                                                            Shinagawa-ku
                                                            Tokyo 141-0001

                                                            No. 05-051E
                                                            Sep 22, 2005

               Organizational Announcement and New Appointments

Tokyo, Japan - Effective October 1, the current Sony Corporation Network Companies will be reorganized into the following five Business Groups, two Units and one Division. Concurrently with this reorganization, two Development Groups will be newly established.

Organizational Changes
(as of October 1st)

     Newly established Business Group/Division/Development Group
     - TV Business Group
     - Video Business Group
     - Digital Imaging Business Group
     - Audio Business Group
     - VAIO Business Division
     - B&P Business Group
     - Core Component Business Unit
     - Semiconductor Business Unit
     - Technology Development Group
     - Display Device Development Group

Personnel Changes
(as of October 1st)

Katsumi Ihara                  Scheduled to be appointed as President of TV
-Executive Deputy President,   Business Group
Representative Corporate       Currently NC President of Home Electronics
Executive Officer-             Network Company (HENC)

Kiyoshi Nishitani              Scheduled to be appointed as President of Video
-SVP, Corporate Executive-     Business Group
                               Currently Deputy President of HENC

Yutaka Nakagawa                Scheduled to be appointed as President of Digital
-EVP,                          Imaging Business Group/President of Audio
Corporate Executive Officer-   Business Group
                               Currently NC President of Personal Audio Visual
                               Network Company (PAVNC)

Yoshihisa Ishida               Scheduled to be appointed as Senior General
                               Manager of VAIO Business Division
                               Currently Senior General Manager of VAIO Business
                               Division, Information Technology & Communications
                               Network Company (ITCNC)

Mitsuru Ohki                   Scheduled to be appointed as President of B&P
-EVP, Corporate Executive-     Business Group
                               Currently NC President of Professional Solutions
                               Network Company (PSNC)

Akira Kubota                   Scheduled to be appointed as President of Core
-EVP, Corporate Executive-     Component Business Unit
                               Currently NC President of Micro Systems Network
                               Company (MSNC)

Kenshi Manabe                  Scheduled to be appointed as President of
-EVP, Corporate Executive-     Semiconductor Business Unit
                               Currently NC President of Semiconductor Solutions
                               Network Company (SSNC)

Keiji Kimura                   Scheduled to be appointed as President of
-EVP,                          Technology Development Group
Corporate Executive Officer -  Concurrently in charge of Technology Strategies
                               Currently NC President of ITCNC

Ryoji Chubachi                 Scheduled to be appointed as President of Display
-President and                 Device Development Group
Electronics CEO,
Representative Corporate
Executive Officer-

(as of November 1st)

Hideki Komiyama                Scheduled to be appointed as EVP, Corporate
                               Executive
                               In charge of Electronics Marketing, Senior
                               General Manager of Global Marketing Division
                               Concurrently President, Chief Operating Officer of Sony Electronics Inc.
                               (Currently Group Executive)

Shoji Nemoto                   Scheduled to be appointed as Group Executive,
                               Corporate VP of Sony Ericsson Mobile
                               Communications AB
                               (Currently SVP, Corporate Executive)

Hiroshi Yoshioka               Scheduled to be appointed as SVP, Corporate
                               Executive,
                               President of Audio Business Group
                               (Currently Group Executive,
                               Corporate Vice President of Sony Ericsson Mobile
                               Communications AB)